Exhibit 4.23

AMENDMENT 1
Contract for Services Dated May 20, 2005

Under the existing contract, NGP and DJF have agreed that the total fee for the assignment covered by the Contract wi11 not exceed $5,000. There has now been a change of circumstances by which NGP has been requested by Sierra Pacific to negotiate a Long Term Firm Power Purchase Agreement and Renewable Energy Credit Purchase Agreement for a geothermal power plant which NGP intends to develop at Blue Mountain, Nevada. NGP has requested that DJF be a participant on the negotiating team for the successful execution of those contracts and DJF has agreed to so participate.

Currently the Professional Fees section of the May 20th contract has a $5,000 limit. NGP and DJF wish to eliminate the $5,000 limit on the total fees by deleting “Total fees for this assignment are not to exceed $5,000 from this contract.” NGP and DJF wish to insert “Fees are to be billed as they occur at the end of each month. Total fees will not exceed $12,500, until such time that NGP and DJF renegotiate the agreement.”

Further, NGP and DJF wish to acknowledge that the expenses involved in performing the assignment will exceed $500. Consequently expenses in excess of $250 for any single item are to be pre-approved by NGP.

/s/ Brian D. Fairbank